Exhibit 99.5

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

March 4, 2013                                                                                                                    NR 04 - 2013

Avrupa Minerals to be featured on CEO Clips

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it will be featured on CEO Clips on The Documentary Channel on March 4-8 and March 11-15, 2013, from 5 a.m. through 12 a.m., on each of these days.  It can also be viewed online on the CEOClips website via this link: http://www.ceoclips.com/companies/Interview-with-Avrupa-Minerals-President-and-CEO-Paul-Kuhn.html and on the Avrupa Minerals website at www.avrupaminerals.com.

In the clip, Paul Kuhn, President and CEO of Avrupa Minerals, updates the Company’s outlook and discusses the current status of Avrupa’s projects and joint ventures in Portugal, Kosovo, and Germany.  In addition, since the interview was taped earlier this year, The Company has reported positive drill results from both joint venture projects in Portugal.

In addition, the Avrupa Minerals CEO Clip will be posted on these financial portals: BNN.ca Finance page, Rogers: Capital Magazine, Stocktwits.tv, German Financial Portal: Investor.sms, Thomson Reuters Insider Network, and at MSN Money, Stockhouse, YouTube, and Blinkx (UK portals).

CEO Clips is a series which profiles the most innovative publicly traded companies in North America.

The Documentary Channel is “a digital television station devoted to showing the best documentaries from Canada and around the world. With its special emphasis on feature length films, watching Documentary is like having a cinema in your own living room, showing award winning films twenty-four hours a day, seven days a week.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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